ABRIDGEMENT CERTIFICIATE

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Government of Yukon
Government of Northwest Territories
Government of Nunavut

Re:	Annual General Meeting (the “Meeting”) of
Quaterra Resources Inc. to be held on June 28, 2011

The undersigned, Kathleen Jones-Bartels, the duly appointed Assistant Corporate Secretary of Quaterra Resources Inc. (the “Company”), hereby provides notice that the Company intends to rely on Section 2.20 of National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and hereby certifies that the Company has arranged to:

(a)	have proxy related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(b)	have carried out all of the other requirements of NI 54-101.

DATED as of the 19th day of May, 2011 Yours truly, Quaterra Resources Inc.

/s/ “Kathleen Jones-Bartels”

Kathleen Jones-Bartels
Assistant Corporate Secretary